# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PARKERVISION INC, CIK 0000914139
CUSIP: 701354102
Title of class of securities: Common Stock, par value $.01
Address of issuer's principal executive offices: 4446 - 1A HENDRICKS AVENUE, SUITE 354, JACKSONVILLE, Florida (FL), 32207
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-13-001426
Filed by CIK 0001580018

## Reporting persons
- Gem Investment Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 15,174,950; sole dispositive power 0; shared dispositive power 15,174,950; aggregate amount beneficially owned 15,174,950 (9.99% of the class)
- GEM PARTNERS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 12,797,379; sole dispositive power 0; shared dispositive power 12,797,379; aggregate amount beneficially owned 12,797,379 (8.42% of the class)
- Flat Rock Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,377,571; sole dispositive power 0; shared dispositive power 2,377,571; aggregate amount beneficially owned 2,377,571 (1.56% of the class)
- Daniel M. Lewis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 15,181,550; sole dispositive power 0; shared dispositive power 15,181,550; aggregate amount beneficially owned 15,181,550 (9.99% of the class)

## Item 1. Issuer
Name of issuer: PARKERVISION INC
Address of issuer's principal executive offices:
4446 - 1A HENDRICKS AVENUE, SUITE 354, JACKSONVILLE, FLORIDA
32207

## Item 2. Person Filing
Name of person filing:
Gem Investment Advisors, LLC

GEM PARTNERS LP

Flat Rock Partners LP

Daniel M. Lewis
Address of principal business office or, if none, residence:
Gem Asset Management
600 Sylvan Ave
Englewood Cliffs, N.J. 07632
Citizenship:
Gem Investment Advisors, LLC - DELAWARE

GEM PARTNERS LP - DELAWARE

Flat Rock Partners LP - DELAWARE

Daniel M. Lewis - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,181,550
Percent of class: 9.99
Sole power to vote or to direct the vote:
Gem Investment Advisors, LLC - 0

GEM PARTNERS LP - 0

Flat Rock Partners LP - 0

Daniel M. Lewis - 0
Shared power to vote or to direct the vote:
Gem Investment Advisors, LLC - 15,174,950

GEM PARTNERS LP - 12,797,379

Flat Rock Partners LP - 2,377,571

Daniel M. Lewis - 15,181,550
Sole power to dispose or to direct the disposition:
Gem Investment Advisors, LLC - 0

GEM PARTNERS LP - 0

Flat Rock Partners LP - 0

Daniel M. Lewis - 0
Shared power to dispose or to direct the disposition:
Gem Investment Advisors, LLC - 15,174,950

GEM PARTNERS LP - 12,797,379

Flat Rock Partners LP - 2,377,571

Daniel M. Lewis - 15,181,550

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Gem Investment Advisors, LLC: /s/ Daniel M. Lewis, Daniel M. Lewis, Managing Member (05/12/2026)
- GEM PARTNERS LP: /s/ Daniel M. Lewis, Daniel M. Lewis, Managing Member (05/12/2026)
- Flat Rock Partners LP: /s/ Daniel M. Lewis, Daniel M. Lewis, Managing Member (05/12/2026)
- Daniel M. Lewis: /s/ Daniel M. Lewis, Daniel M. Lewis, Managing Member (05/12/2026)